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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Click here for the performance results in Adobe PDF Format.

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 3/31/2013
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**6.63%**	**7.45%**	**8.28%**	**4.69%**	**7.11%**	**6.62%**
S&P 500® Index[3]	10.61	13.96	12.67	5.81	8.53	8.57
Barclays Aggregate Bond Index[4]	-0.12	3.77	5.52	5.47	5.02	6.07
Dividend Growth Class I	**11.31**	**14.65**	**13.44**	**7.38**	--	**8.77**
S&P 500® Index[3]	10.61	13.96	12.67	5.81	--	5.95
Dividend Growth Class S	**11.27**	**14.35**	**13.16**	**7.09**	--	**7.51**
S&P 500® Index[3]	10.61	13.96	12.67	5.81	--	5.00
Global Dividend Growth[5] Class I	**8.47**	**12.05**	**9.02**	--	--	**10.73[1]**
Global Dividend Growth[5] Class S	**8.40**	**11.80**	**8.75**	--	--	**10.44[1]**
Composite Index[6]	8.40	12.98	9.65	--	--	7.52[1]
S&P 500® Index[3]	10.61	13.96	12.67	--	--	9.23[1]
MSCI EAFE Index[7]	5.13	11.25	11.25	--	--	4.74[1]
Large Cap Growth	**8.77**	**7.69**	**9.60**	**4.51**	**8.65**	**9.68**
Russell 1000® Growth Index[8]	9.54	10.09	13.06	7.30	8.62	10.67
Mid Cap Growth	**7.94**	**6.76**	**11.85**	**5.18**	**10.48**	**11.77**
Russell Midcap® Growth Index[9]	11.51	12.76	14.23	7.98	11.53	--
International Growth[5]	**3.12**	**10.40**	**5.19**	**-1.37**	**7.66**	**3.97**
MSCI EAFE Growth Index[10]	6.74	11.38	6.47	-0.13	9.38	4.00
Small Cap Growth[11]	**8.01**	**5.50**	**13.23**	**7.17**	**10.53**	**10.61**
Russell 2000® Growth Index[12]	13.21	14.52	14.75	9.04	11.61	7.17
Developing Markets Growth[5]	**-1.28**	**-1.24**	**0.30**	**-1.64**	**13.38**	**4.79**
MSCI Emerging Markets Index[13]	-1.92	-0.63	0.80	-1.29	14.29	4.19

Average Annual Total Returns - Fixed Income Funds

As of 3/31/2013
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities[14]	**-0.27%**	**1.39%**	**2.91%**	**3.95%**	**4.03%**	**6.16%**
Barclays U.S. 1-3 Year Gov't/Credit Index[15]	0.14	2.26	3.91	3.70	4.02	6.33
Quality Income[16]	**0.38**	--	--	--	--	**0.38**
Barclays 1-3 Year Gov't/Credit Index[17]	0.20	--	--	--	--	0.20
Tax-Free Income[18]	**0.81**	**7.92**	**7.06**	**5.59**	**3.98**	**5.48**
Barclays 5-Year Municipal Index[19]	0.84	3.22	4.44	5.05	4.23	5.64
Minnesota Tax-Free Income[18,20]	**0.62**	**5.61**	**6.69**	**6.15**	**4.76**	**5.14**
Barclays 5-Year Municipal Index[19]	0.84	3.22	4.44	5.05	4.23	4.91

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Global Dividend Growth Fund 9/30/08; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Quality Income Fund 12/31/12; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The Composite Index is comprised of 60% S&P 500® Index and 40% MSCI EAFE Index.

(7) The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. & Canada. The MSCI EAFE Growth Index measures the growth oriented developed market stocks within Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(8) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

(9) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index.

(10) The MSCI EAFE Growth Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(11) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(12) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization.

(13) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(14) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(15) The Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(16) Quality Income Fund's inception date is 12/31/12. The 1-year return will begin to be reported on 12/31/13.

(17) The Barclays 1-3 Year U.S. Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transacton costs, management fees or other costs. It is not possible to invest directly in an index.

(18) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(19) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(20) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

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Performance

Click here for the performance results in Adobe PDF Format.

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 3/31/2013
(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]
Dividend Growth Class I	1.60%	1.71%
Dividend Growth Class S	1.36	1.49
Global Dividend Growth[2] Class I	1.85	1.86
Global Dividend Growth[2] Class S	1.61	1.63

Current Yields and Distribution Rates - Fixed Income Funds

As of 3/31/2013
(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]	Dividend Distribution Factor
U.S. Government Securities[3]	1.06%	1.47%	0.00661
Quality Income	1.36	--	0.007538
Tax-Free Income[4]	3.92	4.01	0.02856
Minnesota Tax-Free Income[4,5]	3.39	3.30	0.02757

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(2) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(3) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(4) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(5) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

April 24, 2013

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

First Quarter 2013 Markets Overview

The Chinese and Indian economies are exhibiting signs of economic recovery, which should help drive global economic growth, but the U.S. recovery remains subpar and Europe's economy is not expected to bottom until sometime around midyear. Stock markets, however, have delivered strong performance.

U.S. equity markets turned in very strong performance for March and the first quarter of 2013, with the S&P 500 Index gaining +3.8% for the month and +10.6% for the first quarter. The MSCI EAFE Index, which measures the equity market performance of developed markets outside of the U.S. and Canada, gained +0.8% in March and +5.l% in the quarter.

Fixed income markets were generally flat for the month and quarter. U.S. Municipal bonds retreated –0.4% in March, but gained +0.3% for the first quarter of 2013. Taxable fixed income markets were little changed as well, gaining +0.1% in March and losing –0.1% in the quarter. The Sit domestic taxable fixed income portfolios are defensively positioned against rising interest rates. In its municipal portfolios, Sit continues to focus on sectors and security structures that provide incremental yield and manage credit risk with diversification.

Sit Quality Income Fund

Sit Mutual Funds has added a new fixed-income investment product to its mutual funds family that now total twelve. The Sit Quality Income Fund debuted on December 31, 2012. The Fund is a short-term, investment-grade, taxable bond fund that compliments the rest of the Sit Family of Funds.

Although new, the Fund is managed by the same experienced professionals who have managed the Sit U.S. Government Securities Fund for years. The Sit Quality Income Fund's management team consists of Mike Brilley, Chief Fixed Income Officer, Bryce Doty, Senior Portfolio Manager, Mark Book, Portfolio Manager and Chris Rasmussen, Portfolio Manager.

Sit Quality Income Fund will focus on income as a primary source of return and safety of principal, which are objectives shared with the other Sit fixed-income products. The firm believes that income provides the majority of a bond's return. To achieve its objectives, the Fund will invest at least 50% of its assets in government securities, e.g. Treasuries and mortgage pass-through securities issued by government agencies such as the Government National Mortgage Association (GNMA or "Ginnie Mae"), the Federal National Mortgage Association ("FNMA or "Fannie Mae"), and the Federal Home Loan Mortgage Corporation (FHLMC or "Freddie Mac"). The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, along with mortgage and other asset-backed securities. The dollar-weighted average rating for the securities in the portfolio is expected to be "A" or better. ***Read more***

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2013 Seminar page

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**6.63%**	**7.45%**	**8.28%**	**4.69%**	**7.11%**	**6.62%**
S&P 500 Index	10.61	13.96	12.67	5.81	8.53	8.57
Barclays Aggregate Bond Index	-0.12	3.77	5.52	5.47	5.02	6.07

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 3/31/2013):	$13.4 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 3/31/2013

- Chevron Corp.
- International Business Machines Corp.
- Apple, Inc.
- Marathon Petroleum Corp.
- Google, Inc.

Fund Management

Roger J. Sit

- 22 Years of industry experience.

Bryce A. Doty, CFA

- 22 Years of industry experience.

John M. Bernstein

- 20 Years of industry experience.

Click for Full Biographies

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**6.63%**	**7.45%**	**8.28%**	**4.69%**	**7.11%**	**6.62%**
S&P 500 Index	10.61	13.96	12.67	5.81	8.53	8.57
Barclays Aggregate Bond Index	-0.12	3.77	5.52	5.47	5.02	6.07

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Aggregate Bond Index
20%
10%
0%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2013

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009	**2010**	**2011**	**2012**	**2013**
Sit Balanced	**23.12%**	**10.51%**	**2.04%**	**9.95%**	**6.63%**
S&P 500 Index	26.47	15.06	2.11	16.00	10.61
Barclays Aggregate Bond Index	5.93	6.54	7.84	4.22	-0.12


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000

as of 3/31/2013


Sit Balanced Fund
S&P 500 Index
Barclays Aggregate Bond Index
$25,000
$20,000
$15,000
$10,000
$5,000
3/31/2003
3/31/2005
3/31/2007
3/31/2009
3/31/2011
3/31/2013

The chart above illustrates the total value of hypothetical $10,000 investment in the Fund over the past 10 years as compared to the performance of the S&P 500 Index and the Barclays Captial Aggregate Bond Index. Past performance does not guarantee future results. Returns include the reinvestment of distributions. The chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

1. S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

2. Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Important Legal Information



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation

as of 3/31/2013


Other Assets & Liabilities
4.1%
Bonds
32.5%
Stocks
63.4%

Top Stock Holdings

as of 3/31/2013

Top Five Stocks	% of Net Assets
Chevron Corp.	2.0%
International Business Machines Corp.	1.9
Apple, Inc.	1.8
Marathon Petroleum Corp.	1.8
Google, Inc.	1.5
Number of Holdings: 183	Top Five Stock Holdings: 9%

Complete List of Holdings

Holdings as of March 31, 2013

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-1.28%**	**-1.24%**	**0.30%**	**-1.64%**	**13.38%**	**4.79%**
MSCI Emerging Markets Index	-1.92	-0.63	0.80	-1.29	14.29	4.19

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 3/31/2013):	$11.9 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 22 Years of industry experience.

Raymond E. Sit

- 20 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2013

- Samsung Electronics Co., Ltd.
- Cia de Bebidas das Americas, ADR
- Banco Bradesco SA
- BHP Billiton, Ltd., ADR
- Bangkok Bank PCL

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-1.28%**	**-1.24%**	**0.30%**	**-1.64%**	**13.38%**	**4.79%**
MSCI Emerging Markets Index	-1.92	-0.63	0.80	-1.29	14.29	4.19

*Not Annualized; **Inception Date of 7/1/94


20%
10%
0%
-10%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2013

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009	**2010**	**2011**	**2012**	**2013**
Sit Developing Markets Growth Fund	**73.97%**	**14.53%**	**-18.48%**	**11.08%**	**-1.28%**
MSCI Emerging Markets Index	74.50	16.36	-20.41	15.15	-1.92


125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000
as of 3/31/2013


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
3/31/2003
3/31/2005
3/31/2007
3/31/2009
3/31/2011
3/31/2013

The sum of $10,000 invested on and held until 3/31/2013 would have grown to $35,109 in the Fund or $38,011 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Sector Allocation
as of 3/31/2013


Cash & Other Net Assets
1.1%
Finance
15.8%
Energy Minerals
11.2%
Consumer Non-Durables
10.8%
Electronic Technology
10.6%
Non-Energy Minerals
9.9%
Producer Manufacturing
8.1%
Consumer Services
7.8%
Retail Trade
7.8%
Sectors Less Than 6%
16.9%

Portfolio Structure by Region
as of 3/31/2013


Asia
57.9%
60.7%
Latin America
30.8%
22.0%
Africa/Middle East
8.9%
7.4%
Europe
1.3%
9.9%
Cash & Other Net Assets
1.1%
0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0
10
20
30
40
50
60
70

Top Stock Holdings
as of 3/31/2013

Company	% of Net Assets
Samsung Electronics Co., Ltd.	5.8%
Cia de Bebidas das Americas, ADR	4.3
Banco Bradesco SA	3.2
BHP Billiton, Ltd., ADR	3.2
Bangkok Bank PCL	3.0
CNOOC, Ltd., ADR	3.0
Embraer SA, ADR	2.8
Astra International Tbk PT	2.8
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	2.7
Shinhan Financial Group Co., Ltd.	2.6
Number of Holdings: 55	Top 10: 33.4%

Complete List of Holdings

Holdings as of March 31, 2013.

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Important Legal Information



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Dividend Growth Class I	**11.31%**	**14.65%**	**13.44%**	**7.38%**	**8.77%**
S&P 500 Index	10.61	13.96	12.67	5.81	5.95
Sit Dividend Growth Class S	**11.27**	**14.35**	**13.16**	**n/a**	**7.51**
S&P 500 Index	10.61	13.96	12.67	n/a	5.00

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 3/31/2013):	$805.7 Million
S Class Net Assets (as of 3/31/2013):	$131.3 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80-6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 3/31/2013

- Chevron Corp.
- International Business Machines Corp.
- Verizon Communications, Inc.
- PepsiCo, Inc.
- Procter & Gamble Co.

Fund Management

Roger J. Sit
- 22 Years of industry experience.

Kent L. Johnson, CFA
- 24 Years of industry experience.

Michael J. Stellmacher, CFA
- 22 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Dividend Growth Fund



I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 3/31/2013

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Dividend Growth Class I	1.60%	1.71%
Sit Dividend Growth Class S	1.36%	1.49%

Average Annual Returns
as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Dividend Growth Class I	11.31%	14.65%	13.44%	7.38%	8.77%
S&P 500 Index	10.61	13.96	12.67	5.81	5.95
Sit Dividend Growth Class S	11.27	14.35	13.16	--	7.51
S&P 500 Index	10.61	13.96	12.67	--	5.00

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


20%
15%
10%
5%
0%
Sit Dividend Growth Class I
S&P 500 Index
Three Month
One Year
Three Year
Five Year
Since Inception

Total Return by Calendar Year
as of 3/31/2013

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	10.91%	9.41%	18.29%	12.89%	-29.60%
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
	2009	**2010**	**2011**	**2012**	**2013**
Sit Dividend Growth Class I	25.59%	16.43%	3.29%	13.54%	11.31%
S&P 500 Index	26.47	16.19	2.98	16.00	10.61


40%
20%
0%
-20%
-40%
Sit Dividend Growth Class I
S&P 500 Index
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000
as of 3/31/2013


$25,000
$20,000
$15,000
$10,000
$5,000
Sit Dividend Growth Class I
S&P 500 Index
12/31/2003
1/31/2007
2/28/2010
3/31/2013

The sum of $10,000 invested at inception (12/31/03) and held until 3/31/2013 would have grown to $21,776 in the Fund's Class I or $17,067 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income



Sector Allocation

as of 3/31/2013


Cash & Other Net Assets 1.6%
Finance 15.2%
Health Technology 11.0%
Producer Manufacturing 9.7%
Consumer Non-Durables 9.6%
Electronic Technology 9.5%
Energy Minerals 8.0%
Retail Trade 5.6%
Technology Services 4.9%
Sectors Less Than 4.5% 23.9%

Top Stock Holdings

as of 3/31/2013

Company	% of Net Assets
Chevron Corp.	3.3%
International Business Machines Corp.	2.8
Verizon Communications, Inc.	2.3
PepsiCo, Inc.	2.0
Procter & Gamble Co.	2.0
Johnson & Johnson	2.0
Pfizer, Inc.	1.9
JPMorgan Chase & Co.	1.9
Occidental Petroleum Corp.	1.9
Qualcomm, Inc.	1.7
Number of Holdings: 90	Top 10: 21.9%

Complete List of Holdings

Holdings as of March 31, 2013.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**8.47%**	**12.05%**	**58.20%**
Sit Global Dividend Growth Class S	**8.40**	**11.80**	**56.39**
Composite Index	8.40	12.98	38.58

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 3/31/2013):	$13.8 Million
S Class Net Assets (as of 3/31/2013):	$2.9 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 3/31/2013

- Centrica, PLC
- Chevron Corp.
- Verizon Communications, Inc.
- GlaxoSmithKline, PLC, ADR
- McDonald's Corp.

Fund Management

Roger J. Sit
- 22 Years of industry experience.

Kent L. Johnson, CFA
- 24 Years of industry experience.

Raymond E. Sit
- 20 Years of industry experience.

Michael J. Stellmacher, CFA
- 22 Years of industry experience.

Tasha M. Murdoff
- 17 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Merging Strategies


Merging Strategies
Sit Global Dividend Growth Fund

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: International Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 3/31/2013

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Global Dividend Growth Class I	1.60%	1.71%
Sit Global Dividend Growth Class S	1.36%	1.49%

Average Annual Returns
as of 3/31/2013

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	8.47%	12.05%	9.02%	10.73%
Sit Global Dividend Growth Class S	8.40	11.80	8.75	10.44
Composite Index	8.40	12.98	9.65	7.52


20%
15%
10%
5%
0%
Sit Global Dividend Growth Fund Class I
Composite Index
3 Month
1 Year
3 Year
Since Inception

Total Return by Calendar Year
as of 3/31/2013

	2008	2009	2010	2011	2012	2013
Sit Global Dividend Growth Class I	-5.25%	24.65%	11.58%	-2.58%	13.61%	8.47%
Sit Global Dividend Growth Class S	-5.31	24.40	11.32	-2.89	13.35	8.40
Composite Index	-21.11	28.67	12.21	-3.78	16.64	8.40


30%
20%
10%
0%
-10%
-20%
-30%
Sit Global Dividend Growth Class I
Composite Index
2008
2009
2010
2011
2012
2013

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Important Legal Information

Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Global Equity Income



Sector Allocation

as of 3/31/2013


Cash & Other Net Assets
1.6%
Finance
13.7%
Health Technology
11.5%
Energy Minerals
10.6%
Producer Manufacturing
9.1%
Consumer Non-Durables
8.8%
Retail Trade
7.7%
Electronic Technology
6.4%
Consumer Durables
4.9%
Sectors Less Than 4.5%
25.7%

Top Stock Holdings

as of 3/31/2013

Company	% of Net Assets
Centrica, PLC	2.9%
Chevron Corp.	2.7
Verizon Communications, Inc.	2.5
GlaxoSmithKline, PLC, ADR	2.4
McDonald's Corp.	2.1
Johnson & Johnson	2.0
Covidien, PLC	2.0
Pfizer, Inc.	2.0
SGS SA	1.8
International Business Machines Corp.	1.7
Number of Holdings: 83	Top 10: 12.5%

Complete List of Holdings

Holdings as of March 31, 2013.

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**3.12%**	**10.40%**	**5.19%**	**-1.37%**	**7.66%**	**3.97%**
Morgan Stanley EAFE Growth Index	6.74	11.38	6.47	-0.13	9.38	4.00

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 3/31/2013):	$21 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 22 Years of industry experience.

Tasha M. Murdoff

- 17 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2013

- Royal Dutch Shell, PLC, ADR
- Nestle SA
- British American Tobacco, PLC
- GlaxoSmithKline, PLC, ADR
- Centrica, PLC

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Search

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Average Annual Returns

as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**3.12%**	**10.40%**	**5.19%**	**-1.37%**	**7.66%**	**3.97%**
MSCI EAFE Growth Index	6.74	11.38	6.47	-0.13	9.38	4.00

*Not Annualized; **Inception Date of 11/1/91


Sit International Growth Fund
MSCI EAFE Growth Index
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2013

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009	**2010**	**2011**	**2012**	**2013**	
Sit International Growth Fund	**27.65%**	**9.51%**	**-10.80%**	**18.79%**	**3.12%**	
MSCI EAFE Growth Index	29.36	12.25	-12.11	16.86	6.74	


Sit International Growth Fund
MSCI EAFE Growth Index
60%
40%
20%
0%
-20%
-40%
-60%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000

as of 3/31/2013


Sit International Growth Fund
MSCI EAFE Growth Index
$30,000
$25,000
$20,000
$15,000
$10,000
3/31/2003
3/31/2005
3/31/2007
3/31/2009
3/31/2011
3/31/2013

The sum of $10,000 invested on and held until 3/31/2013 would have declined to $20,911 in the Fund or $24,519 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2013


Cash & Other Net Assets
3.0%
Finance
16.3%
Producer Manufacturing
12.7%
Consumer Non-Durables
11.5%
Health Technology
10.4%
Energy Minerals
8.0%
Consumer Durables
5.4%
Electronic Technology
5.1%
Retail Trade
5.0%
Sectors less than 4.5%
22.6%

Portfolio Structure by Region

as of 3/31/2013


Europe
63.3%
62.5%
Asia
23.8%
37.0%
Other
9.9%
0.5%
Cash & Other Net Assets
3.0%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings

as of 3/31/2013

Company	% of Net Assets
Royal Dutch Shell, PLC, ADR	3.4%
Nestle SA	3.3
British American Tobacco, PLC	3.2
GlaxoSmithKline, PLC, ADR	3.1
Centrica, PLC	3.1
BHP Billiton, Ltd.	3.1
Diageo, PLC, ADR	3.0
Honda Motor Co., Ltd.	2.5
Pearson, PLC, ADR	2.4
Syngenta AG	2.4
Number of Holdings: 66	Top 10: 29.5%

Complete List of Holdings

Holdings as of March 31, 2013.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth



Daily Prices
Account Access
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Applications

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**8.77%**	**7.69%**	**9.60%**	**4.51%**	**8.65%**	**9.68%**
Russell 1000® Growth Index	9.54	10.09	13.06	7.30	8.62	10.67

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 3/31/2013):	$213.7 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

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Fund Management

Roger J. Sit
- 22 Years of industry experience.

Ronald D. Sit, CFA
- 28 Years of industry experience.

Michael J. Stellmacher, CFA
- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2013

- Apple, Inc.
- International Business Machines Corp.
- Google, Inc.
- Qualcomm, Inc.
- PepsiCo, Inc.

Open an Account

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Average Annual Returns

as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**8.77%**	**7.69%**	**9.60%**	**4.51%**	**8.65%**	**9.68%**
Russell 1000® Growth Index	9.54	10.09	13.06	7.30	8.62	10.67

*Not Annualized; **Inception Date of 9/2/82


Sit Large Cap Growth Fund
Russell 1000® Growth Index
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2013

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009	**2010**	**2011**	**2012**	**2013**		
Sit Large Cap Growth Fund	**28.14%**	**10.79%**	**-0.53%**	**13.96%**	**8.77%**		
Russell 1000® Growth Index	37.21	16.71	2.64	15.26	9.54		


Sit Large Cap Growth Fund
Russell 1000® Growth Index
60%
40%
20%
0%
-20%
-40%
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Growth of $10,000

as of 3/31/2013


Sit Large Cap Growth Fund
Russell 1000® Growth Index
$25,000
$20,000
$15,000
$10,000
$5,000
3/31/2003
3/31/2005
3/31/2007
3/31/2009
3/31/2011
3/31/2013

The sum of $10,000 invested on and held until 3/31/2013 would have declined to $22,928 in the Fund or $22,865 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Sector Allocation

as of 3/31/2013



Cash & Other Net Assets 1.2%
Electronic Technology 15.7%
Technology Services 14.3%
Health Technology 11.6%
Consumer Non-Durables 9.9%
Retail Trade 8.5%
Producer Manufacturing 9.2%
Energy Minerals 4.4%
Finance 4.1%
Sectors Less than 4% 20.1%

Top Stock Holdings

as of 3/31/2013

Company	% of Net Assets
Apple, Inc.	4.4%
International Business Machines Corp.	3.9
Google, Inc.	3.9
Qualcomm, Inc.	2.5
PepsiCo, Inc.	2.2
Oracle Corp.	2.2
Coca-Cola Co.	2.1
Philip Morris International, Inc.	1.9
Visa, Inc.	1.9
Chevron Corp.	1.8
Number of Holdings: 86	Top 10: 26.9%

Complete List of Holdings

Holdings as of March 31, 2013.

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Important Legal Information



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**7.94%**	**6.76%**	**11.85%**	**5.18%**	**10.48%**	**11.77%**
Russell Midcap® Growth Index	11.51	12.76	14.23	7.98	11.53	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 3/31/2013):	$152.6 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 22 Years of industry experience.

Kent L. Johnson, CFA

- 24 Years of industry experience.

Robert W. Sit, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2013

- ANSYS, Inc.
- TJX Cos., Inc.
- Ecolab, Inc.
- Celgene Corp.
- Flowserve Corp.

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns

as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**7.94%**	**6.76%**	**11.85%**	**5.18%**	**10.48%**	**11.77%**
Russell Midcap® Growth Index	11.51	12.76	14.23	7.98	11.53	N/A

*Not Annualized; **Inception Date of 9/2/82


20%
15%
10%
5%
0%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

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Total Return by Calendar Year

as of 3/31/2013

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009	**2010**	**2011**	**2012**	**2013**		
Sit Mid Cap Growth Fund	**-34.64%**	**27.10%**	**-6.53%**	**18.36**	**7.94%**		
Russell Midcap® Growth Index	-27.41	26.38	-1.65	15.81	11.51		


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Growth of $10,000

as of 3/31/2013


$30,000
$25,000
$20,000
$15,000
$10,000
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
3/31/2003
3/31/2005
3/31/2007
3/31/2009
3/31/2011
3/31/2013

The sum of $10,000 invested on and held until 3/31/2013 would have declined to $27,091 in the Fund or $29,783 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2013


Cash & Other Net Assets
1.5%
Producer Manufacturing
12.1%
Technology Services
11.0%
Retail Trade
9.7%
Health Technology
9.6%
Finance
9.2%
Process Industries
7.9%
Electronic Technology
7.5%
Industrial Services
5.4%
Sectors Less Than 5%
26.1%

Top Stock Holdings

as of 3/31/2013

Company	% of Net Assets
ANSYS, Inc.	2.5%
TJX Cos., Inc.	2.4
Ecolab, Inc.	2.0
Celgene Corp.	2.0
Flowserve Corp.	2.0
Cognizant Technology Solutions Corp.	1.9
Iconix Brand Group, Inc.	1.8
Marathon Petroleum Corp.	1.8
Dunkin' Brands Group, Inc.	1.8
AMETEK, Inc.	1.7
Number of Holdings: 87	Top 10: 20.0%

Complete List of Holdings

Holdings as of March 31, 2013.

Daily Prices

Account Access

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**0.62%**	**5.61%**	**6.69%**	**6.15%**	**4.76%**	**5.14%**
Barclays 5-Yr Municipal Bond Index	0.84	3.22	4.44	5.05	4.23	4.91

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 3/31/2013):	$416.1 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Debra A. Sit, CFA

- 30 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 18 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
Contact Us
Documents
Applications

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Performance Table

View the quarterly performance of the Fund.



Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Yields and Durations

as of 3/31/2013

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**3.39%**	**6.50%**	**3.30%**	**14.5 Years**	**4.1 Years**	**N/A Years**

Average Annual Returns

as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**0.62%**	**5.61%**	**6.69%**	**6.15%**	**4.76%**	**5.14%**
Barclays 5-Yr Municipal Bond Index	0.84	3.22	4.44	5.05	4.23	4.91

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
8%
6%
4%
2%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2013

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**22.04%**	**3.18%**
Barclays 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	7.40	3.40
	2011	**2012**	**2013**			
Sit Minnesota Tax-Free Income Fund	**10.64%**	**7.24%**	**0.62%**			
Barclays 5-Year Municipal Bond Index	6.93	2.97	0.84			


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000

as of 3/31/2013


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
$6,000
12/1/1993
12/31/2012

The sum of $10,000 invested at inception (12/1/93) and held until 3/31/2013 would have grown to $26,362 in the Fund or $25,287 in the Barclays 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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View the quarterly performance of the Fund.





Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2013


Cash & Other Net Assets
10.8%
Multi Family Mortgage
17.8%
Sectors less than 3%
8.4%
Transportation
3.6%
Municipal Lease
4.3%
Utility
5.0%
Other Revenue
8.4%
Hospital / Health Care
17.1%
Single Family Mortgage
13.4%
Education/Student Loan
11.2%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2013


Other Assets and Liabilities
10.8%
AAA
7.5%
AA
19.3%
Not Rated*
31.2%
A
18.2%
Less Than BBB
1.1%
BBB
11.9%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.7%	1.8%	10.0%	17.5%	0.2%

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Holdings as of March 31, 2013.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	Since Inception**
Sit Quality Income Fund	**0.38%**	**0.38%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.20	0.20

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 12/31/12):	$0.0 Million
Inception Date:	12/31/12
Lead Manager Tenure:	Since 2012
Ticker Symbol:	SQIFX
Sit Fund Number:	22
CUSIP Number:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal.
- Lead portfolio manager has been at the helm of this Fund since inception.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Bryce A. Doty, CFA

- 22 Years of industry experience.

Mark H. Book, CFA, CMA

- 25 Years of industry experience.

Christopher M. Rasmussen, CFA

- 12 Years of industry experience.

Click for Full Biographies

Notes

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Quality Income Fund

Ticker: SQIFX
Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 3/31/2013

	30-Day SEC Yield	Average Maturity	Effective Duration[1]
Sit Quality Income Fund	**1.36%**	**11.5 Years**	**1.4 Years**

Average Annual Returns
as of 3/31/2013

	Three Month*	Since Inception**
Sit Quality Income Fund	**0.38%**	**0.38%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.20	0.20

*Not Annualized; **Inception Date of 6/2/87


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
5%
4%
3%
2%
1%
0%
Three Month
Since Inception

Total Return by Calendar Year
as of 3/31/2013

	2013
Sit Quality Income Fund	**0.38%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.20


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
5%
4%
3%
2%
1%
0%
2013

Growth of $10,000
as of 3/31/2013


$10,100
$10,000
Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
12/31/2012
3/31/2013

The sum of $10,000 invested at inception (12/31/13) and held until 3/31/2013 would have grown to $10,038 in the Fund or $10,020 in the Barclays U.S. 1-3 Year Gov't/Credit Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
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Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Sector Allocation

as of 3/31/2013


Taxable Municipal
5.7%
Cash & Other Net Assets
1.5%
U.S. Treasury/Federal Agency
29.0%
CMO
13.4%
Asset-Backed
14.5%
Corporate Bonds
14.6%
Mortgage Pass-Through
21.3%

Complete List of Holdings

Holdings as of March 31, 2013.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
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Prices

Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**8.01%**	**5.50%**	**13.23%**	**7.17%**	**10.53%**	**10.61%**
Russell 2000® Growth Index	13.21	14.52	14.75	9.04	11.61	7.17

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 3/31/2013):	$83.9 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 22 Years of industry experience.

Kent L. Johnson, CFA

- 24 Years of industry experience.

Robert W. Sit, CFA

- 22 Years of industry experience.

Michael J. Stellmacher, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2013

- Ultimate Software Group, Inc.
- Gulfport Energy Corp.
- ANSYS, Inc.
- Snap-On, Inc.
- Alexion Pharmaceuticals, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns
as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**8.01%**	**5.50%**	**13.23%**	**7.17%**	**10.53%**	**10.61%**
Russell 2000® Growth Index	13.21	14.52	14.75	9.04	11.61	7.17

*Not Annualized; **Inception Date of 7/1/94


20%
15%
10%
5%
0%
Sit Small Cap Growth Fund
Russell 2000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2013

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	
Sit Small Cap Growth Fund	**-42.96%**	**33.06%**	**27.28%**	**-0.23%**	**14.40**	**8.01%**	
Russell 2000® Growth Index	-38.54	34.47	29.09	-2.91	14.59	13.21	


125%
100%
75%
50%
25%
0%
-25%
-50%
Sit Small Cap Growth Fund
Russell 2000® Growth Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000
as of 3/31/2013


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Sit Small Cap Growth Fund
Russell 2000® Growth Index
3/31/2003
3/31/2005
3/31/2007
3/31/2009
3/31/2011
3/31/2013

The sum of $10,000 invested on and held until 3/31/2013 would have declined to $27,216 in the Fund or $29,995 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2013


Cash & Other Net Assets
1.7%
Producer Manufacturing
12.1%
Health Technology
11.8%
Technology Services
11.7%
Finance
10.3%
Consumer Durables
6.8%
Electronic Technology
6.7%
Industrial Services
6.3%
Retail Trade
5.8%
Sectors less than 5%
26.8%

Top Stock Holdings

as of 3/31/2013

Company	% of Net Assets
Ultimate Software Group, Inc.	2.7%
Gulfport Energy Corp.	2.6
ANSYS, Inc.	2.4
Snap-On, Inc.	2.1
Alexion Pharmaceuticals, Inc.	2.1
Chicago Bridge & Iron Co. NV	2.0
Celgene Corp.	2.0
Dunkin' Brands Group, Inc.	2.0
Polaris Industries, Inc.	2.0
Affiliated Managers Group, Inc.	2.0
Number of Holdings: 88	Top 10: 21.8%

Complete List of Holdings

Holdings as of March 31, 2013.

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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**0.81%**	**7.92%**	**7.06%**	**5.59%**	**3.98%**	**5.48%**
Barclays 5-Yr Municipal Bond Index	0.84	3.22	4.44	5.05	4.23	5.64

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 3/31/2013):	$175.5 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Debra A. Sit, CFA

- 30 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 18 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Tax-Free Income



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Performance Table

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Yields and Durations

as of 3/31/2013

30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Estimated Average Life [2]	Implied Duration[2]
3.92%	**6.93%**	**4.01%**	**17.8 Years**	**6.1 Years**	**N/A Years**

Average Annual Returns

as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**0.81%**	**7.92%**	**7.06%**	**5.59%**	**3.98%**	**5.48%**
Barclays 5-Yr Municipal Bond Index	0.84	3.22	4.44	5.05	4.23	5.64

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Barclays 5-Yr Municipal Bond Index
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2013

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Barclays 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Barclays 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-15.77%**
Barclays 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78
	2009	**2010**	**2011**	**2012**	**2013**		
Sit Tax-Free Income Fund	**22.42%**	**2.49%**	**10.73%**	**9.93%**	**0.81%**		
Barclays 5-Year Municipal Bond Index	7.40	3.40	6.93	2.97	0.84		


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Growth of $10,000

as of 3/31/2013


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
9/29/1988
3/31/2013

The sum of $10,000 invested at inception (9/29/88) and held until 3/31/2013 would have grown to $36,970 in the Fund or $38,423 in the Barclays 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.





Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Sector Allocation

as of 3/31/2013


Cash Equivalents
2.7%
Sectors less than 5%
10.1%
Single Family Mortgage
19.9%
Closed-End Mutual Funds
5.8%
Insured
5.9%
General Obligation
6.6%
Multi Family Mortgage
15.7%
Hospital / Health Care
8.1%
Education/Student Loan
10.8%
Other Revenue
14.4%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2013


Other Assets & Liabilities
2.7%
AAA
9.6%
Non-Rated
19.3%
AA
26.5%
Less Than BBB
5.6%
BBB
12.7%
A
23.6%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.5%	0.7%	4.1%	7.9%	5.1%

Complete List of Holdings

Holdings as of March 31, 2013.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Daily Prices | Account Access | Contact Us | Documents | Applications

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**-0.27%**	**1.39%**	**2.91%**	**3.95%**	**4.03%**	**6.16%**
Barclays Intermediate Government Index	0.14	2.26	3.91	3.70	4.02	6.33

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 3/31/2013):	$1520.1 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Bryce A. Doty, CFA

- 22 Years of industry experience.

Mark H. Book, CFA, CMA

- 25 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Delivering Positive Annual Returns


Positive Annual Returns
Every Year Since 1987
Sit U.S. Government
Securities Fund

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Performance Table

View the quarterly performance of the Fund.



Important Legal Information



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 3/31/2013

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**1.06%**	**1.47%**	**21.7 Years**	**1.9 Years**

Average Annual Returns
as of 3/31/2013

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**-0.27%**	**1.39%**	**2.91%**	**3.95%**	**4.03%**	**6.16%**
Barclays Intermediate Government Bond Index	0.14	2.26	3.91	3.70	4.02	6.33

*Not Annualized; **Inception Date of 6/2/87


10%
5%
0%
-5%
Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2013

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Barclays Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Barclays Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Barclays Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**7.78%**	**4.91%**
Barclays Intermediate Government Bond Index	1.68	3.84	8.47	10.43	-0.32	4.98
	2011	**2012**	**2013**			
Sit U.S. Government Securities Fund	**2.72%**	**2.67%**	**-0.27%**			
Barclays Intermediate Government Bond Index	6.08	1.73	0.14			


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Growth of $10,000
as of 3/31/2013


$50,000
$40,000
$30,000
$20,000
$10,000
Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
6/2/1987
3/31/2013

The sum of $10,000 invested at inception (6/2/87) and held until 3/31/2013 would have grown to $46,888 in the Fund or $48,913 in the Barclays Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

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Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Performance Table

View the quarterly performance of the Fund.





U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2013


U.S. Treasury/Federal Agency 0.6%
SBA Pass-Through 1.0%
Cash & Other Net Assets 2.0%
Asset-Backed 4.2%
GNMA Pass-Through 8.0%
FHLMC Pass-Through 13.0%
CMO 45.6%
FNMA Pass-Through 25.6%

Estimated Average Life Profile

as of 3/31/2013


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2.4%
97.3%
0.3%
0.0%
0.0%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of March 31, 2013.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information